UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero

Surco, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 7, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES
MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications, N° 107-2002-EF/94.10 and the Resolution of the Capital Markets Law N° 079-1997-EF/94.10 N, Cementos Pacasmayo S.A.A. (the “Company”) notifies the following:

On February 28, 2013, Mr. Lino Abram Caballerino resigned as Vice-Chairman, Director, member of the Executive Committee and member of the Antitrust Best Practices Committee.

The Company thanked Mr. Lino Abram, for his effort, commitment, dedication, added value and work, ensuring the Company’s success during the 24 years that Mr. Abram was a Director.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Molinelli Mateo
Representative

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated:  March 7, 2013